EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

July 18, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO SILVER & GOLD MINES LTD:
CLARIFICATION AND RETRACTION OF
TECHNICAL DISCLOSURES

Avino Silver & Gold Mines Ltd. (“Avino” or “the Company”), as  reported on May 11 and July 3, 2012, the Company’s public disclosures on mineral resource estimates regarding the Company’s Avino property in Durango, Mexico, have been under review by the British Columbia Securities Commission (“BCSC”).

The Company has been fully co-operating with the BCSC in this matter, and with its independent engineering consultants, Tetra Tech Wardrop (“Tetra Tech”), has filed with the BCSC an amended technical report to address the BCSC’s disclosure concerns.

The Company also wants to clarify certain technical disclosures with respect to the San Gonzalo Mine. Due to the development of a ramp, bulk sampling, limited mining depletion and additional delineation drilling, a 2009 inferred resource estimate prepared on the San Gonzalo vein is no longer considered a current resource estimate and should not and cannot be relied upon as such.  It should be noted that there are significant risks associated with making a production decision on the San Gonzalo Mine without a current resource estimate.

The Company has not altered its plan to move forward with the development of San Gonzalo Mine and intends on processing feed mined from the San Gonzalo Mine later this year. The Company is currently in the process of engaging an independent engineering firm to complete a comprehensive technical report that will include all significant areas of the Avino mine property.

The disclosure of the technical information contained in this news release has been reviewed and approved by Mr. Chris Sampson, P.Eng., and Mr. Jasman Yee, P.Eng., who are Qualified Persons as defined by NI 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbour Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.